

3/1/06 S.S



SECURIT **06005047** N

SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2006
WASH. D.C. 192 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-05__ AND ENDING __12-31-05__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Rockwell Financial Group, Inc._

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 W. Old Country Road, Unit 248-1
                    (No. and Street)

Hicksville _NY_ _11801_
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Halkitis _(516)932-2100_
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Incorvaia & Associates
          (Name – if individual, state last, first, middle name)

380 N. Broadway, Suite 408, Jericho NY 11753
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/15/06

OATH OR AFFIRMATION

I, _MICHAEL J. HALKITIS_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ROCKWELL FINANCIAL GROUP, INC_ , as of _DECEMBER 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENNIS T. COGLIANESE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-5733435
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 1/31/07

_____
Notary Public

_____
Signature

PRESIDENT / FINOP
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Rockwell Financial Group, Inc.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Year Ended December 31, 2005

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

ROCKWELL FINANCIAL GROUP, INC.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

PAGE NO.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INCORVAIA & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109
WWW.INCORVAIALLP.COM

ANTHONY C. INCORVAIA, CPA
EDWARD J. BEHAR, CPA

Independent Auditors' Report

Tel: (516) 942-7600
Fax: (516) 942-3712

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Rockwell Financial Group Inc. as of December 31,2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31,2005 and the results of its operations and its cash flows for the year then ended inconformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 14, 2006

1

Rockwell Financial Group, Inc.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	9,541
Commissions receivable		34,271
Due from related company		830
Prepaid expenses		11,906
Total current assets		56,548
Other investment		3,301
Unrealized gain on appreciation of securities		7,254
		10,555
Total Assets	$	67,103

LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITY		
Accrued expenses	$	25,821
Total Liability		25,821

STOCKHOLDER'S EQUITY	
Common stock, no par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	145,723
Accumulated other comprehensive income	7,254
Accumulated deficit	(111,795)
Total Stockholder's Equity	41,282

Total Liability and Stockholder's Equity	$	67,103

See notes to the financial statements.   2

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Rockwell Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2005

Revenues		
Commissions	$	341,238
Interest Income		47
Total Revenues		341,285
Expenses		
Salary, commission expense and taxes		227,262
Rent		40,627
Telephone		19,680
Licenses, fees and memberships		13,628
Travel and entertainment		8,596
Office expenses		6,255
Postage & express mail		3,608
Insurance		3,224
Clearing fees		3,192
Seminars & training		2,251
Professional fees		2,076
Miscellaneous		1,633
State filing fees		955
Bank service charges		887
Repairs		799
Security		337
Interest		289
Contributions		150
Total Expenses		335,450
Net Income for the year		5,835
Other comprehensive income		
Unrealized gain on marketable securities		7,254
Comprehensive income for the year	$	13,089

See notes to the financial statements.   3

STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Unrealized gain on marketable securities	Total
	Shares	Amount				
Balances at January 1,2005	100	$ $100	$ 149,789	$ (117,630)	$ -	$ 32,259
Capital Contributions	-	-	-	-	-	-
Capital Withdrawals	-	-	(4,066)	-	-	(4,066)
Unrealized gain on marketable securities	-	-	-	-	7,254	7,254
Net Income for the Year Ended December 31, 2005	-	-	-	5,835	-	5,835
Balances at December 31,2005	100	$ $100	$ 145,723	$ (111,795)	$ 7,254	$ $41,282

See notes to the financial statements.   4

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Rockwell Financial Group, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31,2005

Cash flows From Operating Activities

Net Income	$ 13,089

Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:

Unrealized gain on appreciation of securities	(7,254)
Changes in Operating Assets and Liabilities	
Decrease in accounts receivable	488
Increase in commissions receivable	(22,580)
Increase in prepaid expenses	(1,765)
Increase in accrued expenses	16,402
Total Adjustments	(14,709)
Net Cash Used by Operating Activities	(1,620)

Cash Flows From Financing Activities

Receipt of clearing firm deposit	10,000
Reduction in paid in capital	(4,066)
Net Cash Provided by Financing Activities	5,934
Net Decrease in Cash	4,314
Cash - January 1,2005	5,227
Cash - December 31,2005	$ 9,541

See notes to the financial statements.   5

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Rockwell Financial Group, Inc. (The Company) was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose as securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp., a Delaware corporation.

Revenue Recognition
Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Accounts Receivable
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts in required. If amounts become uncollectible, they are charged to operations when that determination is made. During 2005, there were no accounts receivable write-offs.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal and state income taxes.

Uses of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK
The Company enters intro transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

PREPAID EXPENSES
Prepaid expenses at December 31, 2005 consist of licenses and fees of $11,906.

Rockwell Financial Group, Inc.
Notes to the Financial Statements
December 31, 2005

OTHER INVESTMENTS

This represents the Company's ownership of common stock of a private placement offering. As of December 31, 2005, the fair market value of this investment was $10,555. The amortized cost of this investment is $3,301. The change in net unrealized holding gains on these securities in the amount or $ 7,254 has been charged to the stockholders' equity for the year ended December 31, 2005. The company has not yet received an opinion of counsel letter that would permit the sale of this investment.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed15 to1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b) (1). At December 31, 2005, the Company had net capital of $17,991 which was $12,991 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.44 to 1.

INCOME TAXES

The Company has a net operating loss carry forward of approximately $111,687 available to offset future taxable income through 2024.

The total deferred tax asset is as follows:

Deferred tax asset	$	40,000
Valuation allowance		(40,000)
Net Deferred Tax Asset	$	-

The valuation account has decreased by $1,000 as of December 31, 2005.

RELATED PARTY TRANSACTIONS

Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., its parent company. As such, the two companies allocate common expenses such as rent, telephone, utilities, office supplies, travel, postage, and advertising.

At December 31, 2005, amount due from this related company represents the unremitted portion of the allocated expense described above.

Rockwell Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

NET CAPITAL

Total Stockholder's Equity	$	$41,282
Total Capital and Allowable Subordinated Liabilites		
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		(11,906)
Due from related company		(830)
Other investments		(10,555)
Total Non-Allowable Assets		(23,291)
Net Capital		17,991

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	25,821
Total Aggregate Indebtedness	25,821

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)		1,721
Minimum dollar net capital requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	12,991
Ratio Aggregate Indebtedness to Net Capital		1.44 to 1

There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2005.

8

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Rockwell Financial Group, Inc.
Computations for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2005

The Company claims an exemption from the reserve requirement under paragraph (k) (2) (ii) of Rule 15c3-3.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholder's
Rockwell Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rockwell Financial Group, Inc. (the Company, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures forth purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jericho, New York
February 14, 2006

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS